UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

CONSOLIDATED FORM

Managers and Related Person’s Negotiation – Article 11 -  CVM Instruction # 358/2002

On December, 2011 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 Instruction # 358/2002:

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	(X ) Board of Directors	( ) Executive Officers		( ) Audit Committee		( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity	% of participation
						Same Type/ Class	Total
Shares	Commom shares				8	0.00%	0.00%
Shares	UNITS				43,192	0.00%	0.00%
Debenture Commited	SUDA15				236	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Debenture Commited	SUDA15		Buy	12/16/2011	277	1557.441	R$ 431,411.16

Closing Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type Espécie/ Class	Total
Shares	Commom shares				8	0.00%	0.00%
Shares	UNITS				43,192	0.00%	0.00%
Debenture Commited	SUDA15				513	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	(X ) Executive Officers		( ) Audit Committee		( ) Technical or Advisory

Opening Balance

Security/ Derivative	Security Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				208,442	0.00%	0.00%
Shares	Preferred shares				182,925	0.00%	0.00%
Shares	UNITS				150,617	0.00%	0.00%
Debenture Committed	STBA11				167	0.00%	0.00%
					65
Debenture Committed	STBA13				6,694	0.00%	0.00%
Debenture Committed	SUDA15				208,442	0.00%	0.00%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price	Amount (R$)
Shares	Units		Buy		5403	R$ 0,00
Shares	Units		Buy		8575	R$ 0,00
Shares	Units		Sell	12/8/2011	8510	R$ 126,713.10
Debenture Committed	SUDA15		Buy	12/27/2011	325	1561.916	R$ 507,622.71
Debenture Committed	SUDA15		Sell	12/28/2011	64	1563.5	R$ 100,064.13
Debenture Committed	SUDA15		Sell	12/8/2011	66	1557.82	R$ 102,816.19
Debenture Committed	SUDA15		Sell	12/22/2011	112	1562.16	R$ 174,962.11

Closing Balance

Security/ Derivative	Securities Description				Quantity	% de participation
						Same Type/ Class	Total
Shares	Commom shares				208,442	0.00%	0.00%
Shares	Preferred shares				182,925	0.00%	0.00%
Shares	UNITS				156,085	0.00%	0.00%
Debenture Committed	STBA11				167	0.00%	0.00%
Debenture Committed	STBA13				65	0.00%	0.00%
Debenture Committed	SUDA15				6,777	0.00%	0.00%

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors (X) Controlling Shareholder	( ) Executive Officers		( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Security Description				Quantity		% de participation
					Same Type/ Class		Total
Shares	Commom shares				174,700,972,307	82.08%	81.38%
Shares	Preferred shares				150,024,316,265	80.57%
ADS	BSBR				5,203,953	0.46%	0.46%

Activity in the month – described each purchase or sale operation carried out in the month (Day, quantity, price and amount)

Security/ Derivative	Securities Description	Brokerage House	Operation	Day	Quantity	Price US$	Amont US$
ADS	BSBR	SIS	Sell	12/1/2011	1,784,954	8.00	14,291,108.00
ADS	BSBR	SIS	Sell	12/2/2011	136,100	8.32	1,132,815.00
ADS	BSBR	SIS	Sell	12/5/2011	612,821	8.29	5,082,480.01
ADS	BSBR	SIS	Sell	12/7/2011	770,078	8.30	6,396,036.80
ADS	BSBR	SIS	Sell	12/13/2011	65,140	8.01	521,770.65
ADS	BSBR	SIS	Sell	12/14/2011	215,771	7.81	1,686,242.04
ADS	BSBR	SIS	Sell	12/15/2011	355,058	7.85	2,786,145.57
ADS	BSBR	SIS	Sell	12/16/2011	954,738	7.75	7,400,687.38
ADS	BSBR	SIS	Sell	12/20/2011	309,293	7.81	2,415,702.05

Closing Balance

Security/ Derivative	Security Description				Quantity		% de participation
					Same Type/ Class		Total
Shares	Commom shares				174,700,972,307	82.08%	81.38%
Shares	Preferred shares				150,024,316,265	80.57%
ADS	BSBR				0	0%	0%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 9, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer